U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER 1-12738

            (Check One:)                              CUSIP NUMBER 68284P 10 8



[ ] Form 10-K and  10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and 10-QSB
[ ] Form N- SAR

        For Period Ended:  March 31, 2000
                           ------------------
        [ ] Transition Report on Form 10-K
        [ ] Transition  Report on Form 20-F
        [ ] Transition  Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
ONSITE ENERGY CORPORATION
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Former Name if Applicable

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Address of Principal  Executive  Office (Street and Number)
701 PALOMAR  AIRPORT ROAD, SUITE 200
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City, State and Zip Code
CARLSBAD,  CA  92009
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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is continuing discussions of issues that when resolved could have a material impact on the financial statements and other disclosures as of March 31, 2000.
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PART IV -- OTHER INFORMATION
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        (1) Name and  telephone  number of person to  contact  in regard to this notification.

            J. Bradford Hanson               760                 931-2400
           --------------------          -----------       -------------------
                 (Name)                  (Area Code)         (Telephone Number)


        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X] Yes               [  ] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [x] Yes               [ ] No

For the nine months ended March 31, 2000, the Company incurred an operating loss (under current assumptions) of approximately $2,968,000, compared to an operating loss of $2,410,542 for the same nine month period ended March 31, 1999. Additionally, the Company incurred an operating loss (under current assumptions) of approximately $1,100,000 for the fiscal quarter ended March 31, 2000, compared to net income of $485,513 for the same three month period ended March 31, 1999. The amount of the loss is subject to change as a result of the resolution of the issues disclosed in PART III above. The difference between the March 31, 1999 and 2000 quarters is primarily attributable to the fact that a large number of contracts were being implemented in the three month period ended March 31, 1999, that generated significant revenues in that period as a result of certain utility incentive programs that were expiring. Because no similar programs were available in the March 31, 2000, quarter, fewer projects were under implementation in the current three month period than in the comparable three month period last year.



                            ONSITE ENERGY CORPORATION
                            -------------------------
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 16, 2000                          By: /S/ J. BRADFORD HANSON
                                                   -------------------------
                                                       J. Bradford Hanson